Exhibit 12.1

Ratio of Earnings to Fixed Charges

	2013	2012	2011	2010
Pre tax income	38,935	24,418	13,229	7,754
Total fixed charges	11,849	12,321	12,852	15,195
	50,784	36,739	26,081	22,949

Interest expense	10,768	11,411	12,036	14,539
Estimated interest portion of rent expense (1)	1,081	910	816	656
	11,849	12,321	12,852	15,195

Preferred stock dividends on a tax equivalent basis	-	-	-	656
	11,849	12,321	12,852	15,851

	50,784	36,739	22,949	23,041
	11,849	12,321	12,852	15,851

Earnings to combined fixed charges and preferred
stock dividend requirements including interest on
deposits	4.29	2.98	1.79	1.45

Ratio of earnings to fixed charges	4.29	2.98	1.79	1.52

(1) Estimated to be 33% of rent expense paid.